SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Results for 2009

Curitiba, Brazil, March 22, 2010 – Companhia Paranaense de Energia - COPEL (BOVESPA: CPLE3, CPLE5, CPLE6 / NYSE: ELP / LATIBEX: XCOP), a company that generates, transmits, distributes and sales power to the State of Paraná, announces its results for 2009. All the figures in this report are in Brazilian Reais and were prepared in accordance with Brazilian GAAP.

This report presents cumulative data through December 2009 compared with the same period in the previous year.

• Copel’s consolidated balance sheet presents, in addition to the figures of the wholly owned subsidiaries (Copel Geração e Transmissão, Copel Distribuição and Copel Telecomunicações), those of Compagas, Elejor, UEG Araucária, Centrais Eólicas do Paraná and Dominó Holdings, the latter jointly controlled with other shareholders.

• Net Operating Revenue (NOR): R$ 5,617 million.

• Operating Income: R$ 1,427 million.

• Net Income: R$ 1,026 million (R$ 3.75 per share).

• EBITDA (earnings before interest, taxes, depreciation and amortization): R$ 1,739 million.

• Return on Shareholder’s Equity: 13.1% .

• Growth in power consumption billed by COPEL to captive customers: 3.1% .

• Copel’s rating calculated by Ficth is AA(bra) for the corporate and for the 4th debenture issue.

     The Company’s shares and main indexes presented the following variations in 2009:

Ticker	Price	Var. %	Index	Points	Var. %
CPLE3 (common/ Bovespa)	R$ 36.50	65.9	IBOVESPA	68,588	82.7
CPLE6 (preferred B/ Bovespa)	R$ 37.04	54.3
ELP (ADS/ Nyse)	US$ 21.45	103.5	DOW JONES	10,428	18.8
XCOP (preferred B/ Latibex)	€ 14.82	97.6	LATIBEX	3,476	97.2

Companhia Paranaense de Energia – Copel
2009 Earnings Release

SUMMARY

1.	Income Statement		3
	1.1	Operating Revenues	3
	1.2	Deductions from Operating Revenues	4
	1.3	Operating Costs and Expenses	5
	1.4	EBITDA	6
	1.5	Interest Income (Expenses)	6
	1.6	Equity in Results of Investees	7
	1.7	Net Income	7
2.	Balance Sheet and Investment Program		7
	2.1	Assets	7
	2.2	Liabilities and Shareholders’ Equity	7
	2.3	Investment Program	9
4.	Consolidated Financial Statements		11
	4.1	Assets	11
	4.2	Liabilities	12
	4.3	Income Statement	13
	4.4	Cash Flow	14
5.	Financial Statements – Wholly Owned Subsidiaries		15
	5.1	Assets	15
	5.2	Liabilities	16
	5.3	Income Statement	17
6.	Energy Market		17
	6.1	Captive Market	17
	6.2	Grid Market (TUSD)	18
	6.3	Copel’s Consolidated Market	18
	6.4	Energy Flow	19
7.	Supplementary Information		21
	7.1	Tariffs	21
	7.2	Main Operational and Financial Indicators	22
	7.3	Conference Call for the 2009 Results	23

1. Income Statement

     The content of COPEL’s financial statements is monitored by the Board of Directors of the Company, through the activities of the Audit Committee. In order to guarantee the adequacy of the information disclosed, the Audit Committee is directly informed about any related concern.

1.1 Operating Revenues

     In 2009, operating revenues totaled R$ 8,796.7 million, up by 5.9% in relation to R$ 8,305.4 million registered in 2008. This increase was mainly driven by:

(i) the 9.6% increase in revenue from the ‘electricity sales to final customers’ line (which reflects only the sale of energy, excluding Copel’s distribution grid tariff - TUSD), primarily due to: (i) the increase in energy sales, mainly to the residential and commercial segments, by 5.3% and 5.9%, respectively; (ii) the 12.98% tariff pass-through, as of July 24, 2009, to customers with overdue bills; and (iii) the raise in the ICMS tax rates on energy in effect as of April 1, 2009.

(ii) the 2.3% increase in the ‘electricity sales to distributors’ line, as a result of: (i) revenue generated as of January 2009 by the new energy sale agreements signed in the 4th existing energy auction (with an average of 245 MW from 2009 through 2016), and (ii) the higher revenue from short-term electricity billing (CCEE). This increase was partially offset by the reduction and termination of some energy sales bilateral agreements.

(iii) the 4.7% increase in the ‘use of transmission grid’ line (composed of the distribution grid tariff (TUSD), the basic transmission network and the network connection revenue), chiefly due to: (i) the increase in energy sales; (ii) the readjustment to transmission grid charges; (iii) tariff pass-through, as of July 24, 2009, for customers with overdue bills, and (iv) the raise in the ICMS tax rates.

(iv) the 30.1% upturn in the ‘telecommunications revenue’ line, thanks to new clients and the higher volume of services provided to existing clients;

(v) the 7.9% reduction in the revenue from ‘distribution of piped gas’ line (supplied by Compagas), basically due to the effects of the global economic crisis, which reduced industrial activity; and

(vi) the 7.4% increase in the ‘other operating revenues’ line, mainly due to higher revenue from operation and maintenance (O&M) services’.

R$'000
Gross Income Statement	4Q09	3Q09	4Q08	Var.%	2009	2008	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)

Operating revenues	2,353,949	2,225,315	2,159,757	9.0	8,796,676	8,305,395	5.9
Electricity sales to final customers	886,969	840,787	754,220	17.6	3,253,687	2,968,880	9.6
Residential	291,312	278,940	235,805	23.5	1,071,740	935,934	14.5
Industrial	299,852	298,029	267,607	12.0	1,107,740	1,069,201	3.6
Commercial	194,024	171,556	162,482	19.4	697,997	622,046	12.2
Rural	36,140	31,660	31,528	14.6	135,520	123,071	10.1
Other segments	65,641	60,602	56,798	15.6	240,690	218,628	10.1
Electricity sales to distributors	390,784	350,298	384,119	1.7	1,394,806	1,363,094	2.3
CCEAR (Auction)	295,434	272,950	220,529	34.0	1,098,636	818,585	34.2
Bilateral contracts	51,992	51,843	145,492	(64.3)	197,207	496,380	(60.3)
Electricit Energy Trading Chamber - CCEE	43,358	25,505	18,098	139.6	98,963	48,129	105.6
Use of transmission grid	952,933	912,593	885,909	7.6	3,635,969	3,473,098	4.7
Residential	296,840	284,234	270,585	9.7	1,142,061	1,054,150	8.3
Industrial	306,255	305,560	295,898	3.5	1,169,363	1,194,193	(2.1)
Commercial	198,630	181,034	179,764	10.5	748,765	687,563	8.9
Rural	36,825	32,254	35,229	4.5	144,807	138,138	4.8
Other segments	66,293	61,149	62,411	6.2	253,357	242,397	4.5
Basic Network and connection grid	48,090	48,362	42,022	14.4	177,616	156,657	13.4
Telecommunications revenues	28,748	26,885	22,981	25.1	104,844	80,604	30.1
Distribution of piped gas	65,939	66,428	76,958	(14.3)	261,325	283,709	(7.9)
Other operating revenues	28,576	28,324	35,570	(19.7)	146,045	136,010	7.4
Leases and rents	16,238	18,002	23,117	(29.8)	97,696	95,316	2.5
Revenues from services	10,003	7,671	9,664	3.5	38,040	30,445	24.9
Charged services	1,992	2,465	2,518	(20.9)	9,179	9,316	(1.5)
Other revenues	343	186	271	26.6	1,130	933	21.1

1.2 Deductions from Operating Revenues

     Deductions from operating revenues were up by 11.7% in 2009. This variation was chiefly due to: (i) the increase in Cofins and Pis/Pasep taxes due to the adhesion to Refis; (ii) the increase in the Global Reversion Reserve (RGR), as required by ANEEL; and (iii) the raise in the ICMS rates, which increased energy rates from 27% to 29%, pursuant to Law nº 16,016/2008, in effect as of April 1, 2009

     The following table shows the legal deductions from Copel’s operating revenues:

R$'000
Deductions from Operating	4Q09	3Q09	4Q08	Var. %	2009	2008	Var. %
Revenues	(1)	(2)	(3)	(1 / 3)	(4)	(5)	(4 /5)
VAT (ICMS)	487,231	467,300	409,049	19.1	1,802,096	1,600,758	12.6
Cofins	203,813	172,096	166,748	22.2	703,223	642,930	9.4
Pis/Pasep	44,262	37,435	36,201	22.3	152,756	139,579	9.4
ISSQN	439	444	442	(0.7)	1,786	1,834	(2.6)
CDE	57,001	56,580	45,118	26.3	204,186	189,561	7.7
CCC	40,961	39,301	67,237	(39.1)	180,148	153,208	17.6
RGR	19,596	19,596	18,134	8.1	78,560	64,877	21.1
R&D and EEP	14,984	14,221	13,949	7.4	56,284	53,616	5.0
Other	111	72	61	82.0	326	254	28.3
TOTAL	868,398	807,045	756,939	14.7	3,179,365	2,846,617	11.7

1.3 Operating Costs and Expenses

     In 2009, total operating costs and expenses reached R$ 4,270.0 million, 6.4% higher than the R$ 4,012.1 million registered in 2008. The main highlights were:

(i) the 4.1% increase in the ‘electricity purchased for resale’ line, due to higher acquisition costs from auction energy (CCEAR), from Itiquira, Dona Francisca and Proinfa. This increase was partially offset by the lower cost of energy acquired from Itaipu and CCEE. The opening of electricity purchased for resale is as it follows:

R$'000
Electricity purchased	4Q09	3Q09	4Q08	Var. %	2009	2008	Var. %
for resale	(1)	(2)	(3)	(1 / 3)	(4)	(5)	(4 /5)
Itaipu	143,277	137,179	135,079	6.1	478,383	502,417	(4.8)
CCEAR (Auction)	320,317	310,576	253,008	26.6	1,184,903	982,154	20.6
CCEE	7,715	1,966	52,765	(85.4)	81,902	148,635	(44.9)
Itiquira	30,003	29,430	27,788	8.0	116,195	107,894	7.7
Dona Francisca	15,134	15,220	15,122	0.1	60,303	55,496	8.7
Proinfa	14,254	23,107	19,619	(27.3)	63,764	63,239	0.8
CVA	(10,734)	(16,885)	(27,408)	(60.8)	(100,204)	(71,990)	39.2
(-) Pis/Pasep and Cofins	(51,898)	(50,967)	(46,993)	10.4	(203,370)	(172,759)	17.7
TOTAL	468,068	449,626	428,980	9.1	1,681,876	1,615,086	4.1

(ii) the 30.6% increase in ‘use of transmission grid’ line, chiefly due to the effect of the CVA amortization combined with the increase in the basic network quota and the higher charges for the use of the energy system - ESS;

(iii) in 2009, the ‘payroll’ expenses line totaled R$ 802.6 million, 19.1% higher than in the previous year, chiefly due to the recording of R$ 56.9 million related to the Voluntary Redundancy Program (PDV) and the salary adjustments of 7.5% and 6.0% implemented as of October 2008 and October 2009, respectively;

(iv) the ‘pension plan’ line reflects the booking of amounts receivable determined in the actuarial annual report for 2009, calculated pursuant to CVM Instruction 371/2009, offset by pass-through of costs to Fundação Copel in connection with Pró-Saúde program and pension plan and healthcare expenses;

(v) the 18.2% increase in the ‘material’ line, chiefly due to the increase in the acquisition of electric power system materials and service tools;

(vi) the increased amounts booked under the ‘raw materials and supplies for electricity generation’ line refer to the purchase of coal for the Figueira thermoelectric power plant;

(vii) the ‘natural gas and supplies’ line reflects the amounts related to natural gas acquired from Petrobrás by Compagas to supply third parties. The 17.4% reduction was mainly driven by the lower level of activity observed in the period as a result of the effects of the global economic crisis and the consequent lower gas volumes purchased, in addition to the fall in input prices;

(viii) the 14.1% increase in ‘third-party services’, mainly due to higher expenses with electric power system maintenance services, including pruning and ground clearing activities with a view to reducing DEC and FEC indexes, and with meter reading and invoice delivery;

(ix) the credit balance recorded in ‘provisions and reversals’ results from the reversal of R$ 178.8 millions of Cofins, booked due to the lawsuit concerning the application of Cofins to the revenue of energy. As this lawsuit’s risk rating is probable loss, in November 2009 the Company opted for adhering to Refis. Therefore, the amounts provisioned were reversed and recorded in ‘other operating expenses’ and ‘financial expenses’ together with other debts paid in installments through Refis; and

(x) the 35.8% increase in ‘other operating expenses’ was mainly due to the recognition of taxes referred to the payment in installments of Refis in the amount of R$ 61.9 million.

R$ '000
Operating Costs and Expenses	4Q09	3Q09	4Q08	Var.%	2009	2008	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Electricity purchase for resale	468,068	449,626	428,980	9.1	1,681,876	1,615,086	4.1
Charges for the use of transmission grid	170,696	174,289	149,050	14.5	609,649	466,652	30.6
Personnel and management	270,596	179,693	204,466	32.3	802,550	673,827	19.1
Pension plan	31,112	(5,108)	(29,406)	-	14,177	30,016	(52.8)
Material	20,640	15,333	15,630	32.1	67,931	57,474	18.2
Raw material and supplies for gen. of electricity	3,202	4,617	6,675	(52.0)	21,231	19,274	10.2
Natural gas purchased for resale	33,399	32,869	54,521	(38.7)	135,353	163,846	(17.4)
Third-party services	88,697	74,405	66,718	32.9	306,108	268,248	14.1
Depreciation and amortization	98,568	96,301	101,089	(2.5)	391,548	404,743	(3.3)
Provisions and reversals	(116,571)	14,641	33,708	-	(51,207)	98,894	-
Other operating expenses	145,565	51,642	91,549	59.0	290,818	214,078	35.8
TOTAL	1,213,972	1,088,308	1,122,980	8.1	4,270,034	4,012,138	6.4

1.4 EBITDA

     In 2009, earnings before interest, taxes depreciation and amortization (EBITDA) totaled R$ 1,738.8 million, 6.1% lower than the R$ 1,851.4 million reported in the previous year.

1.5 Interest Income (Expenses)

     Interest income decreased 25.1% in 2009 in relation to 2008, to R$ 365.9 million, mainly due to: (i) interests and revenues from financial investments; and (ii) the effect of the monetary variation on the CRC, adjusted by the IGP-DI rate (which recorded a 1.4% decline in 2009).

     Interest expenses totaled R$ 300.3 million in 2009, 23.8% lower year-on-year, mainly due to (i) the lower interest on debt, due to the settlement of the debenture installment, and (ii) the effects of monetary and foreign exchange variations as a result of the appreciation of the real against the dollar in the period. This decline was partially offset by the recording of arrears interest related to the adhesion to Refis, in the amount of R$ 92.6 million.

1.6 Equity in Results of Investees

     Equity investment reflects the equity income of the affiliates of Copel, partially offset by amortization of goodwill. The conclusion of works of the tests concerning impairment of Company’s assets, taken place in December 2009, indicated with an adequate level of certainty that the assets related to the affiliate companies Sercomtel Telecomunicações S.A. (R$ 35.9 million) and Sercomtel Celular S.A. (R$ 6.2 million) were above asset impairment, showing the need for recording said loss. Of this total, R$ 17.6 million were recorded in the fourth quarter of 2009 related to Sercomtel Telecomunicações. The other amounts were recognized in 2008.

     For other Company assets in 2009, no need was identified to set up asset impairment provisions.

1.7 Net Income

     Copel’s net income in 2009 was R$ 1,026.4 million (or R$ 3.75 per share), 4.8% lower than in 2008. Net income in 4Q09 was R$ 180.0 million.

2. Balance Sheet and Investment Program

2.1 Assets

     On December 31, 2009, Copel’s assets totaled R$ 13,833.5 million, 4.4% up year-on-year.

CRC transferred to the State of Paraná

     Through the fourth addendum signed on January 21, 2005, the Company renegotiated the CRC balance on December 31, 2004 with the State of Paraná at R$ 1,197 million, in 244 monthly installments recalculated by the price amortization system, updated by the IGP-DI inflation index and plus annual interest of 6.65% . The first installment was due on January 30, 2005, with subsequent and consecutive maturities. The current CRC balance is R$ 1,254.6 million.

     The State of Paraná has been paying the renegotiated installments pursuant to the fourth addendum. The amortizations are backed by dividend proceeds.

2.2 Liabilities and Shareholders’ Equity

     Copel’s consolidated debt (including debentures) at the end of December 2009 was R$ 1,673.4 million, representing a debt/equity ratio of 19.0% . Excluding Elejor’s and Compagas’ debts, the debt/equity ratio would be 16.6% .

     The shareholders’ equity of Copel on December 31, 2009, was R$ 8,830.1 million, 9.6% higher than on December 31, 2008, and equivalent to R$ 32.27 per share (book value).

Debt Profile

     The breakdown of the balance of loans, financing and debentures is shown in the table below:

R$'000
		Short-term	Long-term	Total
	IBD	19,148	9,189	28,337
Foreign	National Treasury	5,625	58,654	64,279
Currency	Eletrobrás	5	22	27
	Total	24,778	67,865	92,643

	Eletrobrás - COPEL	38,182	261,142	299,324
	Eletrobrás - Elejor	-	117	117
	BNDES - Compagas	6,349	6,394	12,743
Domestic	Debentures - COPEL	17,238	600,000	617,238
Currency	Debentures - Elejor	36,957	153,384	190,341
	BNDES/Banco do Brasil S/A - Mauá	1,824	111,496	113,320
	Banco do Brasil S/A and other	10,565	337,130	347,695
	Total	111,115	1,469,663	1,580,778
GENERAL TOTAL		135,893	1,537,528	1,673,421

     The loan, financing and debentures maturities are presented below:

R$'000
	2010	2011	2012	2013	2014	After 2014
Loans and Financing	81,698	64,301	53,773	53,002	381,300	231,768
Domestic Currency	56,920	50,163	50,130	50,665	380,128	185,193
Foreign Currency	24,778	14,138	3,643	2,337	1,172	46,575
Debentures	54,195	636,054	36,054	36,054	33,005	12,217
TOTAL	135,893	700,355	89,827	89,056	414,305	243,985

     Copel’s consolidated net debt (loans, financing and debentures less cash and cash) declined significantly in the past years, as shown in the following chart:

Provisions for Contingencies

     The Company is involved in a series of lawsuits in different courts and instances. The Company’s management, based on its legal advisors’ opinion, maintains provisions for contingencies for those cases assessed as probable losses.

     The balance of provisions for contingencies, net of related judicial deposits, is as follows:

Consolidated	Dec/09	Sep/09	Dec/08	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
Labor	134,709	124,185	104,354	8.5	29.1
Regulatory	37,010	37,007	36,851	-	-
Civil	251,996	239,322	215,253	5.3	17.1
Suppliers	61,202	53,538	52,209	14.3	17.2
Civil and administrative claims	46,645	42,530	23,213	9.7	100.9
Easements	14,902	15,229	15,615	(2.1)	(4.6)
Condemnations and property	125,339	123,762	119,645	1.3	4.8
Customers	3,898	4,252	4,571	(8.3)	(14.7)
Environmental claims	10	11	-	-	-
Tax	50,829	234,806	236,907	(78.4)	(78.5)
Cofins tax	-	183,610	178,753	-	-
Other tax	50,829	51,196	58,154	(0.7)	(12.6)
TOTAL	474,544	635,320	593,365	(25.3)	(20.0)

The amounts provisioned for Cofins were reversed due to the adhesion to Refis Program.

2.3 Investment Program

     Copel’s investment program executed in 2009 and approved by the Board of Directors for 2010 is shown in the following table:

		R$ million
	Carried	Scheduled
	2009	2010
Generation and Transmission	58.8	176.4
Consórcio Energético Cruzeiro do Sul (UHE Mauá)	191.4	323.3
Distribution	655.2	761.8
Telecommunications	38.4	81.4
Partnerships	0.1	-

TOTAL	943.9	1,342.9

     Compagas and UEG Araucária (whose balance sheets are consolidated with Copel’s) invested R$ 24.9 million and R$ 10.1 million, respectively, in 2009.

3. Shareholding Structure

     On December 31, 2009, paid-in capital totaled R$ 4,460 million, composed of the following shares (with no par value) and shareholders:

							Thousand shares
Shareholders	Common	%	Preferred "A"	%	Preferred "B"	%	TOTAL	%
State of Paraná	85,029	58.6	-	-	14	-	85,042	31.1
BNDESPAR	38,299	26.4	-	-	27,282	21.3	65,581	24.0
ELETROBRÁS	1,531	1.1	-	-	-	-	1,531	0.6
Stockholdings	19,618	13.5	127	32.2	100,894	78.7	120,639	44.1
BM&FBOVESPA	19,466	13.4	127	32.2	60,515	47.2	80,108	29.3
NYSE	152	0.1	-	-	40,078	31.3	40,230	14.7
LATIBEX	-	-	-	-	301	0.2	301	0.1
Other	555	0.4	268	67.8	40	-	862	0.2
TOTAL	145,031	100.0	395	100.0	128,229	100.0	273,655	100.0

4. Consolidated Financial Statements

4.1 Assets

					R$'000
ASSETS	Dec/09	Sep/09	Dec/08	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
CURRENT	3,827,745	3,843,002	3,573,153	(0.4)	7.1
Cash and cash equivalents	1,696,152	1,713,933	1,813,576	(1.0)	(6.5)
Customers and distributors	1,117,858	1,124,112	1,032,952	(0.6)	8.2
Allowance for doubtfull accounts	(54,018)	(66,263)	(56,284)	(18.5)	(4.0)
Telecommunications services, net	8,718	11,486	7,904	(24.1)	10.3
Dividends receivable	5,135	3,560	5,247	44.2	(2.1)
Services in progress	92,472	87,226	64,765	6.0	42.8
CRC transferred to State of Paraná	49,549	48,961	47,133	1.2	5.1
Taxes and social contributions paid in advance	352,412	309,009	257,339	14.0	36.9
Account for compensation of "Portion A"	218,500	213,825	111,098	2.2	96.7
Other regulatory assets	17,526	26,288	31,511	(33.3)	(44.4)
Bonds and Securities	78,959	94,126	2	(16.1)	-
Collaterals and escrow accounts	113,701	127,518	150,794	(10.8)	(24.6)
Inventories	94,190	88,763	64,260	6.1	46.6
Other receivables	36,591	60,458	42,856	(39.5)	(14.6)
NONCURRENT	10,005,751	9,918,844	9,680,473	0.9	3.4
Long-Term Assets	1,950,037	2,014,147	2,117,741	(3.2)	(7.9)
Customers and distributors	51,377	59,135	82,176	(13.1)	(37.5)
Allowance for doubtfull accounts	-	-	(246)	-	-
Telecommunications services	1,011	1,011	3,211	-	(68.5)
CRC transferred to State of Paraná	1,205,025	1,218,725	1,272,770	(1.1)	(5.3)
Taxes and social contributions paid in advance	438,978	476,762	462,609	(7.9)	(5.1)
Account for compensation of "Portion A"	98,963	103,558	53,494	(4.4)	85.0
Other regulatory assets	-	-	11,085	-	-
Bonds and Securities	40,103	30,393	69,063	31.9	(41.9)
Collaterals and escrow accounts	24,195	24,662	37,868	(1.9)	(36.1)
Judicial Deposits	73,436	82,799	113,497	(11.3)	(35.3)
Other	16,949	17,102	12,214	(0.9)	38.8
Investments	395,565	411,783	395,938	(3.9)	(0.1)
Property, plant and equipment	7,528,432	7,362,461	7,048,675	2.3	6.8
Intangible assets	131,717	130,453	118,119	1.0	11.5
TOTAL	13,833,496	13,761,846	13,253,626	0.5	4.4

4.2 Liabilities

					R$'000
LIABILITIES	Dec/09	Sep/09	Dec/08	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
CURRENT	1,841,162	1,759,410	1,963,494	4.6	(6.2)
Loans and financing	135,893	113,415	293,461	19.8	(53.7)
Suppliers	543,529	514,448	497,832	5.7	9.2
Taxes and social contributions	536,453	484,282	407,072	10.8	31.8
Dividends payable	90,806	158,989	245,166	(42.9)	(63.0)
Accrued payroll costs	206,957	184,406	159,388	12.2	29.8
Post-employment benefits	22,505	20,764	22,066	8.4	2.0
Account for compensation of "Portion A"	25,020	7,776	28,327	221.8	(11.7)
Other regulatory liabilities	8,315	12,439	26,192	(33.2)	(68.3)
Customer charges due	29,523	44,340	43,123	(33.4)	(31.5)
Research and development and energy efficiency	121,005	96,926	126,484	24.8	(4.3)
Other payables	121,156	121,625	114,383	(0.4)	5.9
NON-CURRENT	2,908,736	3,016,066	2,997,478	(3.6)	(3.0)
Loans and financing	1,537,528	1,584,420	1,571,172	(3.0)	(2.1)
Provision for contingencies	474,544	635,320	593,365	(25.3)	(20.0)
Suppliers	175,796	196,002	214,157	(10.3)	(17.9)
Taxes and social contributions	174,406	44,680	29,528	290.3	490.6
Post-employment benefits	352,976	345,058	425,879	2.3	(17.1)
Account for compensation of "Portion A"	25,020	23,329	2,373	7.2	954.4
Other regulatory charges	26	20	7,257	30.0	(99.6)
Research and development and energy efficiency	90,493	106,730	72,079	(15.2)	25.5
Deferred revenues	74,994	74,994	74,994	0.0	0.0
Other payables	2,953	5,513	6,674	(46.4)	(55.8)
NONCONTROLLING INTEREST	253,537	254,850	239,567	(0.5)	5.8
SHAREHOLDERS' EQUITY	8,830,061	8,731,520	8,053,087	1.1	9.6
Stock capital	4,460,000	4,460,000	4,460,000	-	-
Capital reserves	838,340	838,340	838,340	-	-
Profit reserves	3,531,721	2,754,747	2,754,747	28.2	28.2
Retained earnings	-	678,433	-	-	-
TOTAL	13,833,496	13,761,846	13,253,626	0.5	4.4

4.3 Income Statement

						R$'000
INCOME STATEMENT	4Q09	3Q09	4Q08	Var.%	2009	2008	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Operating revenues *	2,353,949	2,225,315	2,159,757	9.0	8,796,676	8,305,395	5.9
Deductions from operating revenues	(868,398)	(807,045)	(756,939)	14.7	(3,179,365)	(2,846,617)	11.7
Net operating revenues	1,485,551	1,418,270	1,402,818	5.9	5,617,311	5,458,778	2.9
Operating costs and expenses	(1,213,972)	(1,088,308)	(1,122,980)	8.1	(4,270,034)	(4,012,138)	6.4
Electricity purchased for resale	(468,068)	(449,626)	(428,980)	9.1	(1,681,876)	(1,615,086)	4.1
Use of transmission grid	(170,696)	(174,289)	(149,050)	14.5	(609,649)	(466,652)	30.6
Personnel and management	(270,596)	(179,693)	(204,466)	32.3	(802,550)	(673,827)	19.1
Pension and healthcare plans	(31,112)	5,108	29,406	-	(14,177)	(30,016)	-
Material	(20,640)	(15,333)	(15,630)	32.1	(67,931)	(57,474)	18.2
Raw material and supplies for electricity generation	(3,202)	(4,617)	(6,675)	(52.0)	(21,231)	(19,274)	10.2
Natural gas purchased for resale and supplies	(33,399)	(32,869)	(54,521)	(38.7)	(135,353)	(163,846)	(17.4)
Third-party services	(88,697)	(74,405)	(66,718)	32.9	(306,108)	(268,248)	14.1
Depreciation and amortization	(98,568)	(96,301)	(101,089)	(2.5)	(391,548)	(404,743)	(3.3)
Provisions and reversals	116,571	(14,641)	(33,708)	-	51,207	(98,894)	-
Other operating expenses	(145,565)	(51,642)	(91,549)	59.0	(290,818)	(214,078)	35.8
Result of operations	271,579	329,962	279,838	(3.0)	1,347,277	1,446,640	(6.9)
Interest Income (expenses)	(42,473)	13,936	(203)	-	65,624	94,363	(30.5)
Interest income	98,332	79,270	116,362	(15.5)	365,918	488,620	(25.1)
Interest expenses	(140,805)	(65,334)	(116,565)	20.8	(300,294)	(394,257)	(23.8)
Equity in results of investees	(12,918)	5,764	(15,956)	(19.0)	14,327	13,956	2.7
Operating income (expenses)	216,188	349,662	263,679	(18.0)	1,427,228	1,554,959	(8.2)
Income tax and social contribution Deductions from income	(31,326)	(59,698)	(83,091)	(62.3)	(377,326)	(458,146)	(17.6)
Net income (loss) before noncontrolling interest	184,862	289,964	180,588	2.4	1,049,902	1,096,813	(4.3)
Noncontrolling interest	(4,862)	(5,595)	(879)	453.1	(23,469)	(18,069)	29.9
Net income (loss)	180,000	284,369	179,709	0.2	1,026,433	1,078,744	(4.8)

Earning per share	0.66	1.04	0.66	0.5	3.75	3.94	(4.8)

EBITDA	370,147	426,263	380,927	(2.8)	1,738,825	1,851,383	(6.1)
* Please refer to the operating revenue breakdown in page 4.

4.4 Cash Flow

		R$'000
Consolidated Cash Flow	2009	2008
Cash flow from operating activities
Net income for the period	1,026,433	1,078,744
Adjustments for the reconciliation of net income
for the period with cash flow from operating activities:	571,547	465,686
Provision (reversal) for doubtful accounts	16,448	(5,824)
Depreciation	384,336	395,312
Amortization of intangible	7,212	9,431
Unrealized monetary and exchange variations, net	52,823	98,526
Equity in the results of subsidiaries and investees	(14,327)	(13,956)
Deferred income tax and social contribution	89,724	106,082
Variations in account for compensation of "Portion A", net	(113,154)	(204,425)
Variations in other regulatory assets and liabilities, net	232	(51,643)
Provision for tax incentives depreciation	733	23,902
Provisions (reversals) for contingencies	111,098	104,718
Reversal of provision for post-employment benefits	(61,385)	(38,329)
Provision for research and development and energy efficiency	28,115	-
Refis installments – Law 11,941/2009	7,118	-
Write-off of investments	-	8,742
Write-off of property, plant, and equipment, net	38,618	14,565
Write-off of intangible assets, net	487	516
Noncontrolling interests	23,469	18,069
Reduction (increase) of assets	(52,323)	155,325
Increase (reduction) of liabilities	(255,939)	(138,732)
Net cash generated by operating activities	1,289,718	1,561,023
Cash flow from investing activities
Bonds and securities	(14,989)	(69,063)
Collaterals and escrow deposits	18,499	1,508
Acquisition of controlling interest in Dominó - net of acquired cash	-	(108,962)
Additions in other investments	(151)	134
Additions to property, plant, and equipment:	(957,313)	(697,713)
Additions to intangible assets	(21,566)	(8,416)
Customer contributions	57,421	79,673
Disposal of property, plant, and equipment	6,373	11,297
Net cash used by investing activities	(911,726)	(791,542)
Cash flow from financing activities
Loans and financing obtained	144,262	34,818
Amortization of principal amounts of loans and financing	(62,987)	(86,492)
Amortization of principal amounts of debentures	(163,175)	(176,072)
Dividends and interest on capital paid	(413,516)	(269,030)
Net cash used by financing activities	(495,416)	(496,776)
Increase (decrease) in cash and cash equivalents	(117,424)	272,705
Cash and cash equivalents at the beginning of the period	1,813,576	1,540,871
Cash and cash equivalents at the end of the period	1,696,152	1,813,576
Variation in cash and cash equivalents	(117,424)	272,705

Financial Statements – Wholly Owned Subsidiaries

5.1 Assets

			R$'000
Assets	GET	DIS	TEL
CURRENT	1,145,067	1,708,450	56,063
Cash and cash equivalents	784,032	192,468	31,889
Customers and distributors, net	235,752	835,788	-
Telecommunications services, net	-	-	12,079
Dividends receivable	3,931	-	-
Services in progress	18,497	73,975	-
CRC transferred to State of Paraná	-	49,549	-
Taxes and social contributions	9,479	202,283	4,113
Account for compensation of "Portion A"	-	218,500	-
Other regulatory assets	-	17,526	-
Collateral and escrow accounts	72,061	19,626	-
Inventories	9,683	76,170	7,166
Other	11,632	22,565	816
NONCURRENT	4,239,093	4,220,623	200,707
Long-Term Assets	137,614	1,701,435	11,063
Customers and distributors, net	-	51,377	-
Telecommunications services	-	-	1,011
CRC transferred to State of Paraná	-	1,205,025	-
Taxes and social contributions	86,747	279,166	10,020
Account for compensation of "Portion A"	-	98,963	-
Bonds and Securities	40,103	-	-
Collateral and escrow accounts	-	24,195	-
Judicial deposits	8,883	38,098	32
Other	1,881	4,611	-
Investments	403,750	4,250	-
Property, plant and equipment	3,632,010	2,474,528	188,586
Intangible assets	65,719	40,410	1,058
TOTAL	5,384,160	5,929,073	256,770

GET: COPEL Geração e Transmissão, DIS: COPEL Distribuição, TEL: COPEL Telecomunicações

5.2 Liabilities

			R$'000
Liabilities	GET	DIS	TEL
CURRENT	893,028	1,299,058	20,920
Loans and financing	52,616	12,490	-
Suppliers	121,657	433,800	5,158
Taxes and social contributions	133,505	282,590	2,706
Dividends payable	473,108	206,481	1,156
Accrued payroll costs	54,006	139,562	10,730
Post-emplyment benefits	5,969	15,501	990
Account for compensation of "Portion A"	-	25,020	-
Other regulatory charges	-	8,315	-
Customer charges due	3,791	25,732	-
Research and development and electric efficiency	11,741	106,761	-
Other	36,635	42,806	180
NON-CURRENT	829,432	1,454,348	16,394
Loans and financing	300,809	147,224	-
Provision for contingencies	213,223	229,129	1,983
Intercompany receivables	-	658,724	-
Suppliers	196,863	-	-
Taxes and social contributions	-	82,114	-
Post-employment benefits	96,013	241,546	14,411
Account for compensation of "Portion A"	-	25,020	-
Other regulatory charges	-	26	-
Research and development and electric efficiency	19,928	70,565	-
Other	2,596	-	-
SHAREHOLDERS' EQUITY	3,661,700	3,175,667	219,456
Stock capital	3,505,994	2,624,841	194,755
Profit reserves	155,706	550,826	24,701
TOTAL	5,384,160	5,929,073	256,770

GET: COPEL Geração e Transmissão, DIS: COPEL Distribuição, TEL: COPEL Telecomunicações

5.3 Income Statement

						R$'000
Income Statement	GET		DIS		TEL
	4Q09	2009	4Q09	2009	4Q09	2009
Operating revenues	520,363	1,894,220	1,790,720	6,702,849	38,918	142,366
Electricity sales to final customers	39,400	161,174	848,475	3,096,604	-	-
Electricity sales to distributors	404,964	1,445,063	16,104	63,841	-	-
Use of transmission grid	65,636	251,797	908,021	3,471,023	-	-
Telecommunications revenues	-	-	-	-	38,624	142,072
Other oprating revenues	10,363	36,186	18,120	71,381	294	294
Deductions from operating revenues	(70,987)	(273,075)	(773,930)	(2,812,768)	(6,913)	(24,582)
Net operating revenues	449,376	1,621,145	1,016,790	3,890,081	32,005	117,784
Operating costs and expenses	(248,230)	(806,827)	(1,095,551)	(3,613,317)	(24,852)	(89,324)
Electricity purchase for resale	(14,265)	(73,679)	(531,536)	(1,902,998)	-	-
Charges for the use of transmission grid	(47,495)	(181,159)	(138,774)	(490,646)	-	-
Payroll	(67,540)	(195,554)	(185,110)	(549,050)	(12,864)	(38,822)
Pension and healthcare plans	(7,036)	13,356	(22,070)	(24,993)	(1,393)	(1,165)
Material	(2,927)	(12,268)	(17,225)	(52,841)	79	(1,294)
Raw material and supplies for electricity generation	(3,466)	(21,979)	-	-	-	-
Third-party services	(16,493)	(62,230)	(74,249)	(250,563)	(3,497)	(11,429)
Depreciation and amortization	(34,031)	(136,274)	(42,015)	(165,185)	(7,604)	(31,111)
Provisions (reversal) for contigencies	(3,411)	(31,352)	(64,999)	(102,886)	1,457	(1,564)
Other costs and expenses	(51,566)	(105,688)	(19,573)	(74,155)	(1,030)	(3,939)
Result of operations	201,146	814,318	(78,761)	276,764	7,153	28,460
Interest Income (expenses)	27,437	68,019	9,443	100,246	919	4,228
Equity in results of investees	(4,492)	(4,806)	-	-	-	-
Operating Income (expenses)	224,091	877,531	(69,318)	377,010	8,072	32,688
Provision for IRPJ and CSLL	(48,571)	(220,340)	37,802	(27,270)	(1,045)	(7,645)
IRPJ and CSLL deferred	888	(2,405)	14,128	(30,027)	(1,180)	(151)
Net Income (loss)	176,408	654,786	(17,388)	319,713	5,847	24,892
		-	-	-	-	-
Ebitda	235,177	950,592	(36,746)	441,949	14,757	59,571

GET: COPEL Geração e Transmissão, DIS: COPEL Distribuição, TEL: COPEL Telecomunicações

6. Energy Market

6.1 Captive Market

The captive market consumed 20,242 GWh, up by 3.1% in 2009.

     The residential segment consumed 5,664 GWh, 5.3% up, due to the drop in the interest rates, the extension of credit to the retail segment and the IPI (federal VAT) reduction on white line goods. This segment represented 28.0% of Copel’s captive market. In 2009, Copel supplied power to 2,859,749 residential customers.

     The industrial segment consumed 6,704 GWh, 1.0% down, due to the effects of the world financial crisis. This segment represented 33.1% of Copel’s captive market. In 2009, Copel supplied power to 66,960 captive industrial customers.

     The commercial segment consumed 4,200 GWh, 5.9% up, due to the government measures to combat the crisis. The commercial segment represented 20.8% of Copel’s captive market. In 2009, Copel supplied power to 300,138 commercial customers.

     The rural segment consumed 1,680 GWh, 4.6% up, representing 8.3% of Copel’s captive energy market. In 2009, Copel supplied power to 352,992 rural customers.

     Other segments (public agencies, public lighting, public services, and own consumption) consumed 1,994 GWh, 4.3% up in the period. These segments represented 9.8% of Copel’s captive market. In 2009, Copel supplied Power to 48,344 customers in these segments.

The following table shows the captive market for each consumption segment:

						GWh
Segment	4Q09	4Q08	Var.%	2009	2008	Var.%
	(1)	(2)	(1/2)	(3)	(4)	(3/4)
Residential	1,444	1,370	5.4	5,664	5,379	5.3
Industrial	1,789	1,693	5.7	6,704	6,770	(1.0)
Commercial	1,103	1,030	7.0	4,200	3,967	5.9
Rural	421	404	4.2	1,680	1,606	4.6
Other	515	491	5.0	1,994	1,911	4.3
Total Captive Customers	5,272	4,989	5.7	20,242	19,633	3.1

6.2 Grid Market (TUSD)

     Copel Distribuição’s grid market, comprising the captive market, concessionaries and licensees (other utilities within the State of Paraná) and all free customers within the Company’s concession area, grew 0.8% due to the growth of the captive market, as the following table shows:

						GWh
	4Q09	4Q08	Var.%	2009	2008	Var. %
	(1)	(2)	(1/2)	(3)	(4)	(3/4)
Captive Market	5,272	4,988	5.7	20,242	19,633	3.1
Concessionaires	134	123	9.6	524	496	5.8
Free Customers	730	820	(11.0)	2,929	3,375	(13.2)

Grid Market	6,136	5,931	3.5	23,695	23,504	0.8
* All free customers served by COPEL GET and other suppliers at the COPEL DIS concession area.

6.3 Copel’s Consolidated Market

     The following table shows Copel’s total energy sales through Copel Distribuição and Copel Geração e Transmissão:

						GWh
Segment	4Q09	4Q08	Var. %	2009	2008	Var. %
	(1)	(2)	(1/2)	(3)	(4)	(3/4)
Captive Market	5,272	4,988	5.7	20,242	19,633	3.1
Concessionaires	134	122	10.4	524	496	5.8
CCEE	67	-	-	266	-	-
Total COPEL Distribuição	5,473	5,110	7.1	21,032	20,129	4.5
CCEAR (1)	3,947	3,319	18.9	14,966	12,663	18.2
Free Customers	241	289	(16.6)	1,044	1,185	(11.9)
Bilateral Agreements	273	943	(71.0)	1,051	3,538	(70.3)
CCEE	113	18	527.8	373	101	269.3
Total COPEL Geração e Transmissão	4,574	4,569	0.1	17,434	17,487	(0.3)
Total COPEL	10,047	9,679	3.8	38,466	37,616	2.3
(1) From the total energy sold in 2009 and 2008, 1,488 GWh and 1,229 GWh, respectively, were traded by COPEL Distribuição
Note. Not considering the energy from MRE (Energy Realocation Mechanism)

6.4 Energy Flow

Copel Consolidated

			GWh
	2009	2008	Var.%
Own Generation	18,321	20,372	(10.1)
Purchased energy	28,046	24,556	14.2
Itaipu	5,379	5,468	(1.6)
Auction – CCEAR	15,672	13,975	12.1
Itiquira	912	914	(0.2)
Dona Francisca	646	648	(0.3)
CCEE	309	1,015	(69.6)
MRE	3,423	996	243.7
Other	1,705	1,540	10.7
Total Available Power	46,367	44,928	3.2
Captive Market	20,242	19,633	3.1
Concessionaires	524	496	5.6
Free Customers	1,044	1,185	(11.9)
Bilateral Agreements	1,051	3,538	(70.3)
Auction – CCEAR	14,966	12,663	18.2
CCEE	639	101	532.7
MRE	4,501	4,050	11.1
Losses and differences	3,400	3,263	4.2
Basic network losses	1,086	1,031	5.3
Distribution losses	2,182	2,111	3.4
CG contract allocation	132	121	9.1

Amounts subject to changes after settlement by CCEE
CCEAR = Energy Purchase Agreements in the Regulated Market
MRE = Energy Reallocation Mechanism
CCEE = Electric Power Trade Chamber
CG = Center of gravity of the Submarket (difference between billed and energy received from CG)

Copel Geração e Transmissão

			GWh
	2009	2008	Var. %
Own Generation	18,321	20,372	(10.1)
CCEE	24	56	(56.8)
MRE	3,423	996	243.5
Dona Francisca	646	648	(0.3)
Other	-	-	-
Total Available Power	22,414	22,072	1.5
Bilateral Agreements	1,051	3,538	(70.3)
CCEAR – COPEL Distribuição	1,488	1,229	21.1
CCEAR – Other Concessionaires	13,478	11,434	17.9
Free Customers	1,044	1,185	(11.9)
CCEE	373	101	269.1
MRE	4,501	4,050	11.1
Losses and differences	479	535	(10.3)

Copel Distribuição

			GWh
	2009	2008	Var. %
Itaipu	5,379	5,468	(1.6)
CCEAR – COPEL Geração e Transmissão	1,488	1,229	21.1
CCEAR – Other Wholesale	14,184	12,746	11.3
CCEE	284	959	(70.3)
Itiquira	912	914	(0.3)
Other	1,705	1,541	10.7
Available Power	23,952	22,857	4.8
Captive market	20,242	19,633	3.1
Wholesale	524	496	5.8
CCEE	266	-	-
Losses and differences	2,920	2,728	7.0
Basic network losses	606	496	22.2
Distribution losses	2,182	2,111	3.4
CG contract allocation	132	121	8.9

7. Supplementary Information

7.1 Tariffs

Average Energy Purchased Tariffs

				R$/MWh
Tariff	Dec 09	Sep 09	Dec 08	Var. %
	(1)	(2)	(3)	(1 / 3)
Itaipu*	87.95	92.33	110.39	(20.3)
Auction – CCEAR 2005 - 2012	70.86	70.82	67.38	5.2
Auction – CCEAR 2006 - 2013	82.97	82.88	78.91	5.1
Auction – CCEAR 2007 - 2014	92.87	91.99	89.21	4.1
Auction – CCEAR 2007 - 2014 (A-1)	118.41	118.41	112.57	5.2
Auction – CCEAR 2008 - 2015	99.74	99.73	94.87	5.1
Auction – CCEAR 2009 - 2016	112.08	112.08	-	-
Auction – CCEAR 2008 - H30	124.65	124.66	118.47	5.2
Auction – CCEAR 2009 - H30	133.26	133.26	-	-
Auction – CCEAR 2008 - T15**	154.22	148.38	146.60	5.2
Auction – CCEAR 2009 - T15**	150.73	145.01	-	-
* Furnas transport charge not included
** Auction average price updated by IPCA

Average Energy Retail Tariffs

				R$/MWh
Tariff	Dec 09	Sep 09	Dec 08	Var. %
	(1)	(2)	(3)	(1 / 3)
Residential	271.17	270.82	255.17	6.3
Industrial*	181.36	191.11	177.55	2.1
Commercial	228.74	234.13	222.04	3.0
Rural	156.24	156.80	151.44	3.2
Other	177.85	177.42	169.79	4.7

TOTAL	213.51	218.11	205.50	3.9
Without ICMS
* Free customers not included

Average Energy Supply Tariffs

				R$/MWh
Tariff	Dec 09	Sep 09	Dec 08	Var. %
	(1)	(2)	(3)	(1/ 3)
Auction CCEAR 2005 - 2012	70.86	70.51	67.48	5.0
Auction CCEAR 2006 - 2013	83.24	82.71	79.19	5.1
Auction CCEAR 2007 - 2014	93.13	92.38	88.80	4.9
Auction CCEAR 2008 - 2015	98.76	98.17	94.03	5.0
Auction CCEAR 2009 - 2016	113.03	112.68	-	-
Wholesale Concessionaires – State of Paraná	145.46	142.56	123.19	18.1

7.2 Main Operational and Financial Indicators

December 31, 2009
Generation
Copel Geração e Transmissão (GET) power plants	18 (17 hydro and 1 thermal)
Power plants in which Copel holds an interest	07 (5 hydro, 1 thermal and 1 wind power)
Total installed capacity of Copel GET	4,550 MW
Installed capacity of Copel’s Corporate Partnerships (1)	610 MW
Automated and remote-controlled power plants of Copel GET	15
Automated and remote-controlled power plants of Copel’s corporate partnerships	03
Copel GET’s step-up substations	14 (automated and remote-controlled)

Transmission
Transmission lines	1,942 km
Number of substations	30 (100% automated)
Installed capacity of substations	10,344 MVA

Distribution (up to 138 kV)
Distribution networks and lines	179,351 km
Number of substations	348
Number of automated substations	346
Installed capacity of substations	9,277 MVA
Number of localities served	1.109
Number of municipalities served	393
Number of captive customers	3,628,183
DEC (outage duration per customer, in hours and hundredths of an hour)	12.91
FEC (outage frequency per customer)	11.04 times

Telecommunication
Optical cable – main ring	5,745 km
Self-sustained optical cable	8,115 km
Number of cities served	216
Number of customers	720

Administration
Number of employees (wholly owned subsidiaries)	8,560
Copel Geração e Transmissão	1,594
Copel Distribuição	6,554
Copel Telecomunicações	412
Customer per distribution employee	554

Financial
Book Value per Share	R$ 32.27 per share
EBITDA	R$ 1,739 million
Liquidity (Current Ratio)	2.1

Note:
(1) Proportional to the capital stake.

7.3 Conference Call for the 2009 Results

     Presentation by Rubens Ghilardi, CEO, Antonio Rycheta Arten, CFO, IRO and Holdings Officer, and Mr. Paulo Roberto Trompczynski – Legal Officer.

Date:	Thursday, March 25, 2010.
Time:	10:00 a.m. (US EST)
Telephone:	(1 786) 924-6977
Code:	Copel

Live webcast of the conference call will be available on www.copel.com/ri

Please connect 15 minutes prior to the call.

Investor Relations - Copel
ri@copel.com

Telephone:	Fax:
+55 (41) 3222-2027	+55 (41) 3331-2849

Statements contained in this press release may contain information which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2010

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.